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                            SHEARMAN & STERLING LLP

            801 PENNSYLVANIA AVENUE, NW | WASHINGTON, DC | 20004-2634

            WWW.SHEARMAN.COM | T +1.202.508.8000 | F +1.202.508.8100

aarms@shearman.com                                            September 21, 2006
(202) 508-8025

Via Edgar and By Hand

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Mr. Matthew J. Benson, Esq.

Dear Mr. Benson:

                           EDDIE BAUER HOLDINGS, INC.
  AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT ON FORM 10 (FILE NO. 000-51676)
        FORM 10-Q FOR THE PERIOD ENDED JULY 1, 2006 (FILE NO. 000-51676)

          We refer to the comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in a letter to Eddie Bauer Holdings, Inc. (the "Company"), dated August 25, 2006, with respect to (i) Amendment No. 1 to the Registration Statement on Form 10, File No. 000-51676 (the "Registration Statement"), filed by the Company with the Commission under the Securities Exchange Act of 1934, as amended, (the "Exchange Act"), and (ii) the Company's Form 10-Q for the period ended July 1, 2006, filed by the Company with the Commission under the Exchange Act on August 14, 2006.

          The Company has requested that we submit this response letter on its behalf. The information contained herein has been provided to us by the Company. The numbered paragraphs and headings below correspond to the order of the Staff's comments, which are repeated below in bold for your reference.

AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM 10

1. WE HAVE REVIEWED YOUR RESPONSE TO COMMENT 2 IN OUR LETTER DATED JULY 11, 2006. WE CONTINUE TO BELIEVE THAT YOUR GOODWILL SHOULD BE ASSIGNED AND TESTED FOR IMPAIRMENT AT THE OPERATING SEGMENT LEVEL, AS REQUIRED BY PARAGRAPHS 30 AND B119-121 OF SFAS 142. PARAGRAPH B120 INDICATES THAT IF SOME PORTION OF GOODWILL RELATES TO THE ENTITY AS A

ABU DHABI | BEIJING | BRUSSELS | DUSSELDORF | FRANKFURT | HONG KONG | LONDON | MANNHEIM | MENLO PARK MUNICH | NEW YORK | PARIS | ROME | SAN FRANCISCO | SAO PAULO | SINGAPORE | TOKYO | TORONTO | WASHINGTON, DC

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PERSONAL LIABILITY OF PARTNERS.

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     WHOLE, THAT PORTION OF GOODWILL SHOULD BE ASSIGNED TO ALL OF THE REPORTING
     UNITS OF THE ENTITY IN A REASONABLE AND SUPPORTABLE MANNER. CONSIDERING THAT YOU TRACK KEY ECONOMIC CHARACTERISTICS, SUCH AS NET SALES AND MERCHANT MARGIN PERCENTAGE, OF YOUR OPERATING SEGMENTS AND YOU PRESUMABLY PROVIDE ECONOMIC PROJECTIONS FOR EACH OPERATING SEGMENT WITHIN YOUR LONG-RANGE PLANS, IT APPEARS THAT A REASONABLE AND SUPPORTABLE BASIS OF ALLOCATION COULD BE DETERMINED.

     RESPONSE:

     As discussed with the Staff orally on September 19, 2006, the Company believes that, in light of its facts and circumstances that are discussed below, testing for goodwill impairment at the enterprise level rather than at the operating segment level is the more appropriate accounting treatment. This conclusion is based upon our review of applicable GAAP accounting literature for testing of goodwill (SFAS 142) as it relates to the Company's specific facts and circumstances - specifically the history behind the creation of the Company's goodwill and the unique aspects of the Company's business and operations.

     The Company has discussed this approach with its independent accountants, BDO Seidman LLP, who concur with this approach.

     A.   SOURCE OF THE COMPANY'S GOODWILL

     As described in the Registration Statement under "Item 1 - Business - The Spiegel Bankruptcy," in March 2003, Spiegel, Inc., together with 19 of its subsidiaries and affiliates, including the Company's principal operating subsidiary, Eddie Bauer, Inc., filed petitions for relief under Chapter 11 of the U.S. Bankruptcy Code. In June 2005, Eddie Bauer, Inc. emerged from bankruptcy and the Company was formed as its new parent company. As part of Eddie Bauer's emergence from bankruptcy, the Company was required by fresh start accounting principles (SOP 90-7) to allocate the reorganization value of the Company to its assets and liabilities in its fresh start balance sheet dated July 2, 2005. The reorganization value was determined on the basis of the enterprise as a whole and was based upon a valuation prepared by an independent third party appraisal firm. This reorganization value was a critical component of the plan of reorganization that was approved by the bankruptcy court and various interested parties, including over 90% of the creditors eligible to vote on the plan in June 2005. The Company's resulting goodwill was determined based on the excess of the reorganization value over the fair market value of the Company's assets and liabilities.

     B.   UNIQUE ASPECTS OF THE COMPANY'S OPERATIONS

     Paragraph 30 of SFAS 142 indicates that goodwill should be allocated to, and tested for impairment at, the operating segment level. However, paragraph 34 of SFAS 142 states that the methodology used to determine the amount of goodwill to assign to a reporting


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     unit shall be reasonable and supportable and shall be applied in a consistent manner. As discussed below, because of the unique aspects of its business and operations, the Company believes there is a reasonable and supportable basis to allocate goodwill at the enterprise level, not at the operating segment (e.g., sales channels) level.

          ENTERPRISE-WIDE BRAND AND TRADEMARK

     The "Eddie Bauer" brand name is a fundamental asset of the Company as a whole - none of the sales channels has its own brand name or trademark. The brand name is also the primary driver of sales both to each sales channel and across sales channels - brand promotion activities undertaken by one sales channel benefit not only that channel but also other sales channels directly by reinforcing the brand name recognition with customers. Examples of this include:

               - Catalog circulation, the Company's biggest advertising expenditure, is the Company's primary marketing vehicle for reaching current and potential customers and thus drives traffic to all of the Company's sales channels.

               - Store locations and displays in high traffic areas create interest around current collections and increase brand awareness across all sales channels. Additionally, catalog orders can be placed via phones provided in all U.S. store locations.

               - License arrangements extend the reach of the Eddie Bauer brand name which benefits other sales channels.

          SHARED ASSETS

     The Company's development as an integrated retailer has resulted in substantial interdependence between sales channels with a substantial amount of the assets and other resources of the Company benefiting all sales channels. A substantial portion of the Company's human capital and assets are not specifically allocated to a particular sales channel, including:

               -    senior management

               -    marketing

               -    product design and development

               -    product sourcing

               -    human resources

               -    information systems


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     Further, major fixed assets serve and benefit all sales channels. For example, the Company uses the same shipping channels to transport products to the Company's U.S. distribution facility in Groveport, Ohio. This facility is then responsible for distributing product to all sales channels (except licensing and Canada). Similarly, the Company's primary call center, located in Saint John, Canada, handles customer calls for all sales channels. Moreover, the Company's information technology facility in Westmont, Illinois, serves and benefits all sales channels. The Company therefore considers these facilities to be assets of the enterprise and not of any individual sales channel.

     Even in instances where assets are allocated to a specific sales channel, often those assets provide substantial benefits to other sales channels. For example, as discussed above, catalogs drive traffic across all sales channels. Similarly, the Company's licensing channel benefits the Company's other sales channels by reinforcing the Eddie Bauer brand with customers.

          CENTRALIZED MANAGEMENT

     Management of the sales channels is centralized at the Company level. Individual sales channels lack independent strategic management and resource management personnel and processes. The President and Chief Executive Officer makes strategic decisions for all of the sales channels with a view toward enterprise level performance and is solely responsible for the profits and losses of each of the sales channels and the Company as a whole. The Senior Vice President ("SVP") of Merchandising oversees design and merchandise strategy for all sales channels while the SVP of Marketing oversees marketing initiatives across all channels. In addition, the SVP of Retail is responsible for selling and operating activities not only for retail stores, but also for outlet stores. This person is also responsible for the Company's call center, which services all sales channels. Further, the Divisional Vice President of Human Resources manages recruiting, retention and employee relations across the Company.

          CENTRALIZED PRODUCTION PROCESS

     The Company has a centralized production process in order to ensure that the Company's products and brand messaging are substantially the same, regardless of which sales channel the products are sold through. A single design team and process and a single sourcing team and process services all channels. The design and merchandising process is based on a single concept strategy focused on creating a uniform and cohesive brand identity across all sales channels. In order to obtain consistent brand feel and product quality across all sales channels, the Company maintains a single sourcing group that purchases substantially all of the Company's products for its sales channels from the same vendor base. Management therefore views these functions as a company-wide overhead cost. By approaching production and brand messaging in this manner, the Company is able to take advantage of cross-channel efficiencies, ensure there is a


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     consistent brand feel and product quality across each sales channel and avoid duplication of resources.

     C.   WHAT REALLY CONSTITUTES THE COMPANY'S GOODWILL?

     In accordance with SOP 90-7, the Company assigned fair values to all of its tangible assets, its identifiable intangible assets (consisting primarily of the Eddie Bauer trade name), and its liabilities upon its emergence from bankruptcy. The residual reorganization value of the enterprise minus the fair values assigned to its assets and liabilities constitutes the Company's goodwill. This residual value that makes up the Company's goodwill consists primarily of the Company's workforce and management, design, sourcing and production processes, customer service and distribution processes. These are the inputs and processes that drive its goodwill and, as discussed above, are largely shared across the enterprise. In addition, not only are they shared, but they are specifically designed and managed to support and promote sales across all sales channels.

     D.   ALLOCATION OF THE COMPANY'S GOODWILL

     The Company therefore believes that allocation, and testing for impairment, of goodwill at the enterprise level is appropriate due to:

          - The fact that the Company's goodwill arose as part of the bankruptcy process and is based on the value of the enterprise as a whole, not its components.

          - The central role of the Eddie Bauer brand name to sales across all channels and the focus of Company activities at generating and increasing overall enterprise sales through unified marketing messages across all sales channels. By analogy, the Company notes that its trademark is another intangible asset evaluated for impairment at the enterprise level because it is an integral part of all of its sales channels.

          - The extensive amount of unallocated shared assets and allocated assets that benefit multiple sales channels.

          - The fact that these shared inputs and processes are what really constitutes the Company's goodwill.

     In addition, the Company notes that, even if it were able to allocate goodwill to individual sales channels, it believes that such allocation would be impractical and provide investors with disclosures that would not reflect the Company's actual business, operations and structure. For example, sales of individual sales channels may fluctuate as a result of customer migration between channels and could result in a determination that a particular sales channel required a goodwill impairment charge when the enterprise value as a whole experienced no decline. In this situation, the Company believes that no


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     goodwill impairment should be recognized since the enterprise value would not be impaired. A contrary result would neither reflect the Company's enterprise value nor provide investors with an accurate presentation about its operating results and value. Eddie Bauer valued its assets and liabilities and operates its business using an enterprise model, not a disaggregated unit model.

     E.   CONCLUSION

     For the reasons discussed above, the Company believes that allocation of goodwill and subsequent impairment testing at the enterprise level is the more appropriate approach based upon application of the accounting literature to the specific characteristics of the Company.

FINANCIAL STATEMENTS AND EXHIBITS

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

NOTE 5, SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(F) REVENUE RECOGNITION, PAGE F-23

2. WE HAVE REVIEWED YOUR RESPONSE TO COMMENT 6 IN OUR LETTER DATED JULY 11, 2006. PLEASE EXPLAIN WHY THE REDEMPTION OF CUSTOMER LOYALTY POINTS IMPACTS YOUR STATEMENTS OF OPERATIONS. UNLESS YOU HAVE DEFERRED A PORTION OF THE REVENUE FOR WHICH THE POINTS WERE EARNED, IT APPEARS THAT REDEMPTION WOULD ONLY RESULT IN A REDUCTION OF THE CUSTOMER LOYALTY LIABILITY AND A CREDIT TO INVENTORY. PLEASE ENSURE YOUR RESPONSE INDICATES WHY ADDITIONAL REVENUE IS RECOGNIZED AT REDEMPTION WHEN IT DOES NOT APPEAR YOU DEFER ANY OF THE REVENUE EARNING THE POINTS.

     RESPONSE:

     The Company maintains a customer loyalty program. Customers who reach a cumulative purchase threshold receive merchandise certificates that can be redeemed similar to a gift certificate. The Company estimates the net cost (i.e., total earned value less estimated amounts for merchandise credits that will go unredeemed) of the merchandise certificate that will be earned and redeemed and records this cost as the merchandise certificates are earned.

     As the Company noted in its response letter dated August 10, 2006, the Company offered a limited pilot program during 2004, 2005 and through the second quarter of 2006, and has recorded advertising expense within selling, general and administrative expense of $0.1 million, $1.0 million, and $0.7 million in the first quarter of fiscal 2006, and fiscal years 2005 and 2004, respectively. The Company is launching a full loyalty program based on this pilot program in the second half of 2006. In response to prior comments


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     from the Staff, the Company began to recognize the cost of the loyalty program as cost of sales starting with $0.6 million in the financial statements presented for the quarter ending July 1, 2006. Due to the immaterial amounts recorded in prior reported periods, the Company made the change prospectively and does not intend to reclassify previously reported expense.

     The accounting for an offer to a customer, in connection with a current revenue transaction, for discounted products that becomes earned only if the customer completes a specified cumulative level of revenue transactions is discussed as "Issue 1" in Emerging Issue Task Force Issue (EITF) No. 00-22. "Accounting for "Points" and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future" ("EITF 00-22").

     The Company's accounting approach is consistent with some of the Task Force members expressed preference for an accounting approach "... that would be based on the significance of the value of the award product(s) or services(s) as compared to the value of the transactions necessary to earn the award(s)". Under this approach, "[i]f the value of the award product(s) or service(s) is insignificant in relation to the value of the transactions necessary to earn the award, a liability would be recorded for the estimated cost of the award product(s) or service(s)". This approach recognizes the award as a cost of sales as opposed to a reduction in revenue. As noted, on November 21, 2002, the Task Force agreed to discontinue further discussion of this issue and certain other issues raised in EITF 00-22 pending the EITF's project on recognition of revenues and liabilities. No further consensus was reached on this issue.

     Due to the insignificance of these awards in relation to the sales transactions which give rise to them, the Company believes the following accounting for its loyalty program is appropriate. The Company recognizes an expense and accrued current liability equal to the estimated amount of merchandise certificates that will be redeemed as those certificates are earned. The cost of the loyalty program is not significant in relation to the corresponding sales and as a result, the program expense is recorded in cost of sales when earned rather than as a reduction of net sales when redeemed.

     The Company had historically recorded these costs as marketing expense in Selling, General and Administrative Expense. However, as discussed above, based on the Staff's prior comment letter dated July 11, 2006, the Company now records this cost as an element of Cost of Goods Sold.

     An example of how the Company currently records customer loyalty program awards in its financial statements is set forth below:

     A loyalty program customer purchases $1,000 of goods from the Company. The inventory cost of the items purchased was $500.


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
ITEM            DEBIT   CREDIT
----            -----   ------
Cash            1,000
Sales                    1,000
Cost of Sales     500
Inventory                  500

     The $1,000 of goods purchased earns the customer a $10 certificate to be used on a future purchase of the Company's product. The Company records the $10 certificate earned by the customer as a cost of sale and current liability. In this example, the Company assumes that 100% of the earned award will be redeemed.

ITEM                DEBIT   CREDIT
----                -----   ------
Cost of Sales         10
Loyalty Liability             10

     The customer redeems the $10 certificate by purchasing $100 (selling price) of the Company's product. The inventory cost of the items purchased was $50. The Company records a sale of $100 (selling price), $90 cash received, and $10 debit to loyalty liability.

ITEM                DEBIT   CREDIT
----                -----   ------
Cash                  90
Loyalty Liability     10
Sales                         100
Cost of Sales         50
Inventory                      50

FORM 10-Q FOR THE PERIOD ENDED JULY 1, 2006

3. IN FUTURE FILINGS, PLEASE EXCLUDE ALL TITLES AND LIST ONLY THE INDIVIDUAL NAMES OF THE CERTIFYING OFFICERS IN YOUR INTRODUCTORY PARAGRAPHS. YOU MAY INCLUDE THE TITLES OF YOUR CERTIFYING EXECUTIVE OFFICERS UNDER THE SIGNATURES. PLEASE CONFIRM FOR US, IF TRUE, THAT THE CERTIFICATIONS OF YOUR OFFICERS DATED AUGUST 15, 2006 ARE NOT LIMITED IN THEIR INDIVIDUAL CAPACITIES BY THE INCLUSION OF THEIR PROFESSIONAL TITLES.

     RESPONSE:

     The Company confirms that the certifications of its officers dated August 15, 2006 are not limited to their individual capacities by the inclusion of their professional titles. In future filings, the Company will exclude the titles of the certifying officers in the introductory paragraphs of their certifications.

                                   * * * * * *


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If you have any questions regarding the above, please do not hesitate to contact
Mark Hyland at (415) 616-1181 or me at (202) 508-8025.

Sincerely,


/s/ Abigail Arms
-------------------------------------
Abigail Arms

cc:  Andrew Blume - Division of Corporation Finance
     William Choi - Accounting Branch Chief
     Eloise Quarles - Special Counsel
     David Taylor, Interim Chief Financial Officer (w/o enclosures) Shelley Milano (w/o enclosures)
     Senior Vice President and General Counsel, Eddie Bauer Holdings, Inc.


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